Via Facsimile and U.S. Mail
Mail Stop 6010
								December 20, 2005

Paul J. Kelly, MD
Director and Chief Executive Officer
Orchid Cellmark, Inc.
4390 US Route One
Princeton, NJ  08540

Re:	Orchid Cellmark, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
      File No. 0-30267

Dear Dr. Kelly:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Item 7a.  Quantitative and Qualitative Disclosures About Market
Risk,
page 43
1. You disclose in your segment disclosure notes that your UK operations generated 42% of your revenues in 2004 and 48% of your revenues for the nine months ended September 30, 2005. Please explain to us why you believe that your foreign operations do not subject you to material foreign currency exchange rate risk. In your response, please summarize for us your assets and liabilities denominated in British Pounds Sterling.


Item 8.  Financial Statements and Supplementary Data, page 44

Note 1: Summary of Significant Accounting Policies, page 51
2. Considering your significant foreign operations, please explain to us why foreign currency translation is not a significant accounting policy. Please provide for us, in disclosure-type format, your accounting policy for the translation of foreign operations.

Note 15: Redeemable Convertible Preferred Stock and Common Stock, page 70

Common Stock Offering, page 70
3. It is not clear from your disclosure how you account for the warrants issued in your private equity financing. Please tell us whether you account for these warrants as liabilities under EITF 00-
19. In your response please specifically tell us how you applied the guidance in paragraphs 14 through 18 of EITF 00-19 in your determination. We note that Section 6.1 of your Securities Purchase
Agreement dated February 26, 2004 appears to require the continuing registration of the shares underlying these warrants.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Paul J. Kelly, MD
Orchid Cellmark, Inc.
December 20, 2005
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